Date: June 18, 2001                                          File No. __________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------

                                    FORM U-1
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              -----------------------------------------------------

                                    Conectiv
                         Atlantic City Electric Company
                         800 King Street - P.O. Box 231
                            Wilmington, DE 19899-0231

              (Name of company filing this statement and addresses
                         of principal executive offices)
                  --------------------------------------------

                                    Conectiv

                 (Name of top registered holding company parent)
                  --------------------------------------------

                                 Philip S. Reese
                          Vice President and Treasurer

                    (Name and addresses of agent for service)
                      ------------------------------------

               The Commission is also requested to send copies of
              any communications in connection with this matter to:

Warren J. Ingber                              Thomas B. Reems                       Peter F. Clark
LeBoeuf, Lamb, Greene & MacRae, L.L.P.        LeBoeuf, Lamb, Greene & MacRae,       Conectiv
125 West 55th Street                          L.L.P.                                Vice President and General Counsel
New York, NY 10019-5389                       1875 Connecticut Avenue, NW           800 King Street - PO Box 231
(212) 424-8000                                Washington, DC  20036                 Wilmington, DE 19899-0231
                                              (202) 986-8000                        (302) 429-3069

                                TABLE OF CONTENTS


ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.............................   2

   A.  SUMMARY OF REQUEST................................................   2
   B.  REGULATORY HISTORY................................................   3
   C.  CHARACTERISTICS OF TRANSITION BONDS...............................   4
   D.  ACE'S ORDERS FROM THE BPU.........................................   6
   E.  SERVICING AGREEMENT...............................................   7
   F.  ADMINISTRATION AGREEMENT..........................................   7
   G.  USE OF PROCEEDS...................................................   8
   H.  HEDGING TRANSACTIONS..............................................   8
   I.  ACE'S OBLIGATION TO INDEMNIFY THE SPECIAL
         PURPOSE ISSUER AND THE TRUSTEE..................................   8
   J.  HOLDING COMPANY SYSTEM............................................   9

ITEM 2.  FEES, COMMISSIONS AND EXPENSES..................................  12


ITEM 3.  APPLICABLE STATUTORY PROVISIONS.................................  12


ITEM 4.  REGULATORY APPROVAL.............................................  12


ITEM 5.  PROCEDURE.......................................................  12


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS...............................  13


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.........................  14

                  By Holding Company Act Release No. 26833, File No. 70-9095, dated February 26, 1998, and by various supplemental orders(1) (the "Prior Orders"), the Securities and Exchange Commission (the "Commission") authorized Conectiv, a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), and its subsidiaries to effect certain financial transactions. Conectiv and Atlantic City Electric Company ("ACE" and, together with Conectiv, the "Applicants"), a wholly owned electric utility company subsidiary of Conectiv, now request authority to issue transition bonds as contemplated in recently adopted New Jersey legislation restructuring the electric utility industry of that state.

                  ACE is a regulated public electric utility incorporated under the laws of the State of New Jersey on April 28, 1924. As of December 31, 2000, ACE served approximately 501,000 customers in its service territory, which covers an area of about 2,700 square miles in the southern one-third of New Jersey and has a population of approximately 0.9 million. ACE's customer base consists primarily of residential and commercial customers. ACE reported net income after extraordinary items of $54.4 million on revenue of $968.4 million for the year ended December 31, 2000.

                  On February 9, 2001, Conectiv and Potomac Electric Power Company, known as PEPCO, entered into an agreement and plan of merger. The agreement and plan of merger contemplates the formation of a new holding company that would own all of the stock of Conectiv and PEPCO. It is currently contemplated that the merger will be consummated in the first quarter of 2002. The merger should not materially affect the structure of any issuance of transition bonds, the servicing of any bondable transition property or the tax or accounting treatment of any issuance.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

         A.  SUMMARY OF REQUEST.

                  In order to facilitate the issuance of transition bonds, ACE formed Atlantic City Electric Transition Funding LLC, a Delaware limited liability company, on March 28, 2001 (the "Special Purpose Issuer" or "ACE Transition Funding"), pursuant to a limited liability company agreement with ACE as its sole member, and acquired its securities pursuant to its authority under the Prior Orders. To the extent not already authorized in the Prior Orders, Applicants seek authority, through May 31, 2006, for:

         (1) ACE to sell and assign bondable transition property to the Special Purpose Issuer from time to time in exchange for the net proceeds from the sale of a series of transition bonds;


--------
(1) Holding Co. Act Release No. 26907, File No. 70-9095, (August 21, 1998); Holding Co. Act Release No. 26921, File No. 70-9095, (Sept. 28, 1998); Holding Co. Act Release No. 26930, File No. 70-9095, (Oct. 21, 1998); Holding Co. Act Release No. 26941, File No. 70-9095, (Nov. 13, 1998); and Holding Co. Act Release No. 27111, File No. 70-9095 (Dec. 14, 1999).

         (2) the Special Purpose Issuer to issue and sell transition bonds from time to time, pursuant to an underwriting agreement, in an aggregate principal amount up to $1.7 billion to be authorized and approved by the New Jersey Board of Public Utilities ("BPU"). The authority requested in this application/declaration is in addition to authority granted in the Prior Orders;

         (3) the Special Purpose Issuer to enter into interest rate swaps, interest rate hedging programs, and credit enhancement arrangements to reduce interest rate and credit risks with respect to, and to facilitate the issuance of, transition bonds;

         (4) ACE to act as the servicer of the bondable transition property and enter into a servicing agreement pursuant to which ACE or an affiliate will perform services for the Special Purpose Issuer and receive compensation determined on an "arm's length" basis rather than the "at-cost" standard of Section 13(b) of the Act;

         (5) ACE, Conectiv Resource Partners, Inc. ("CRPI") or any successor entity, or another affiliate to act as the administrator for the Special Purpose Issuer pursuant to an administration agreement. The Special Purpose Issuer will pay a fee for these services which will be equal to a market rate fee rather than the "at-cost" standard of Section 13(b) of the Act;

         (6) the Special Purpose Issuer to use the proceeds from the transition bonds to pay the expenses of issuance and to purchase the bondable transition property from ACE. ACE will use these proceeds principally to reduce stranded costs through the retirement of debt or equity or both, and/or to finance or refinance the cost of buying down and/or buying out long-term power purchase contracts from nonutility generators and to pay related expenses; and

         (7) Applicants to engage in certain related transactions described in this application/declaration.

         B.  REGULATORY HISTORY.

                  The New Jersey Electric Discount and Energy Competition Act (the "Competition Act"), signed into law in February 1999, provides, among other things, for the restructuring of the electric utility industry in New Jersey. The Competition Act requires the unbundling of electric services into separate generation, transmission and distribution services with open retail competition for generation services. While electric utilities will continue to provide transmission and distribution services, the Competition Act authorizes third-party electric power suppliers licensed by the BPU, referred to as third-party suppliers, to provide electric generation services to customers.

                  Prior to enactment of the Competition Act, electric utilities such as ACE invested in various generation-related assets, such as electric generating facilities, and entered into power purchase contracts with nonutility generators of electricity to help fulfill their duties to serve the public as regulated utilities. The electric utilities recovered their investments in these assets and the costs they incurred under these contracts by charging their customers the regulated rates approved by the BPU.

                  One of the expected effects of the deregulation of electricity generation is that rates will be determined by market forces. These market rates may not be high enough to allow the utilities to recover their investments in generation-related assets or to recover all of the costs incurred under power purchase contracts with nonutility generators of electricity, as market prices may be below a level that would provide a return on these investments or cover the costs incurred under these contracts. Accordingly, utilities may incur losses as a result of the transition from a regulated environment to a competitive environment for electric generation services.

                  The Competition Act provides for utilities to recover the anticipated loss in value of their generation-related assets and the costs incurred under power purchase contracts with nonutility generators of electricity that are not recoverable under market rates, including buyouts and buydowns of such contracts. These costs are known as stranded costs, and the Competition Act provides for their recovery through a nonbypassable charge included in customers' bills known as a market transition charge.

                  The Competition Act authorizes a utility to securitize its right to recover stranded costs through the issuance of transition bonds by the electric public utility or other financing entity approved by the BPU. This right is included in what is known as bondable transition property. To the extent a utility's right to recover stranded costs is securitized, a portion of the market transition charge is replaced by a nonbypassable irrevocable charge included in customers' electric bills known as a transition bond charge, which is designed to meet the costs of paying the principal of and interest on the transition bonds and the costs associated with the issuance, credit enhancing and servicing of the transition bonds.

                  The Competition Act authorizes the BPU to issue a "bondable stranded costs rate order," such as a BPU financing order, approving, among other things, the issuance of transition bonds to recover bondable stranded costs and related expenses of a public electric utility. A utility, a finance subsidiary of a utility or a third-party assignee of a utility may issue transition bonds.

         C.  CHARACTERISTICS OF TRANSITION BONDS.

                  The Special Purpose Issuer may issue transition bonds in different series, each made up of one or more classes, up to an amount authorized by the BPU, secured by its right, title and interest in and to the bondable transition property. Different series may have different interest rates and amortizations of principal, and each series may have classes with different interest rates and amortizations of principal.

                  The Competition Act contains a number of provisions designed to facilitate the securitization of stranded costs and related expenses while achieving reliable credit ratings, thereby reducing interest expenses and maximizing the benefits from securitization.

                  (a) A Bondable Stranded Costs Rate Order Is Irrevocable. Under the Competition Act, bondable transition property is created by the issuance by the BPU of a bondable stranded costs rate order such as a BPU financing order. The Competition Act provides that a bondable stranded costs rate order will become irrevocable upon issuance and effectiveness of the order. Upon the transfer of the bondable transition property to an assignee, such as the Special Purpose Issuer, and the receipt of consideration for the sale of the transition bonds, the bondable stranded costs rate order, the transition bond charge and the bondable transition property become a vested, presently existing property right, vested ab initio in the assignee.

                  Under the Competition Act, neither the BPU nor any other governmental entity has the authority, directly or indirectly, legally or equitably, to rescind, alter, repeal, modify or amend a bondable stranded costs rate order, to revalue, re-evaluate or revise the amount of bondable stranded costs, to determine that the transition bond charge or the revenues required to recover bondable stranded costs are unjust or unreasonable, or in any way to reduce or impair the value of bondable transition property, nor will the amount of revenues from the transition bond charge be subject to reduction, impairment, postponement or termination. In addition, under the Competition Act, the State of New Jersey pledges and agrees with the holders of transition bonds, and with any assignee or financing entity, such as the Special Purpose Issuer, not to limit, alter or impair the bondable transition property or the other rights vested in a public electric utility or any assignee or pledgee of the utility or any financing entity or vested in the holders of any transition bonds pursuant to the bondable stranded costs rate order until the transition bonds are fully paid and discharged. In addition, the State of New Jersey pledges and agrees in the Competition Act that it will not in any way limit, alter, impair or reduce the value or amount of bondable transition property approved by the bondable stranded costs rate order except as contemplated by the periodic adjustments to the transition bond charge authorized by the Competition Act.

                  (b) The Transition Bond Charge Will Cover All Costs. The transition bond charge will be designed to be sufficient to pay the principal of and interest on the transition bonds and all other costs associated with the issuance of the transition bonds, including costs of credit enhancements, to fund reserves and to pay premiums, if any, costs of retiring existing debt and preferred equity, costs of defeasance, servicing fees and certain other expenses.

                  (c) The Transition Bond Charge Is To Be Adjusted Periodically. The Competition Act requires a bondable stranded costs rate order to provide for mandatory adjustment of the transition bond charge, at least once a year, upon petition of the public electric utility or its assignee or financing party. Such adjustments are based on formulas designed to provide for the full recovery of bondable stranded costs, including without limitation the timely payment of the principal of, and interest and acquisition or redemption premium on, the transition bonds in accordance with the expected amortization schedule.

                  (d) Customers Cannot Avoid Paying the Transition Bond Charge. The Competition Act provides that a transition bond charge is "nonbypassable," which means that the charge will be payable by consumers of electricity within a utility's service territory who use a public electric utility's transmission and distribution system, even if those customers elect to purchase electric supply from a third-party supplier.

                  (e) The Competition Act Characterizes the Transfer of Bondable Transition Property as a Sale or Other Absolute Transfer. The Competition Act provides that a transfer by a public electric utility or its assignee of bondable transition property will be treated as a sale or other absolute transfer of the transferor's right, title and interest and not as a borrowing secured by the bondable transition property if the parties expressly state in governing documents that a transfer is to be a sale or other absolute transfer. The Special Purpose Issuer is otherwise structured so as to qualify as "bankruptcy remote" from ACE. Supplementally, the transition bonds will be secured by the bondable transition property since, despite the provisions of the Competition Act providing for treatment of the transaction as a sale or other absolute transfer, it might later be recharacterized as a financing and not a sale. The Competition Act provides for the perfection of the security interest granted in the bondable transition property by ACE to the trustee under the indenture pursuant to which the transition bonds are issued (the "Trustee").

         D.  ACE'S ORDERS FROM THE BPU.

                  ACE intends to file a petition with the BPU requesting the issuance by the BPU of a bondable stranded costs rate order under the Competition Act to allow ACE to monetize its bondable stranded costs, plus associated transaction costs and the cost of retiring its debt or equity or both. ACE may file additional petitions with the BPU from time to time in connection with the recovery of additional stranded costs should the need arise.

                  The Competition Act provides for the issuance of transition bonds with scheduled amortizations upon issuance (1) not exceeding 15 years from the date of issuance in the case of transition bonds the proceeds of which will be used to reduce stranded costs related to utility-owned generation and (2) not exceeding the remaining term of a long-term power purchase agreement with a nonutility generator, in the case of transition bonds the proceeds of which will be used to buydown or buyout that power purchase agreement. For ACE, the power purchase agreement with the longest remaining term expires January 1, 2025.

                  The final structure, pricing and other terms of the transition bonds will be subject to the approval of the BPU or its designee. BPU approval will be obtained prior to any sale of transition bonds. The Special Purpose Issuer intends to request authority to enter into hedge agreements to protect ACE's customers against interest rate exposure in connection with the sale of transition bonds. The Commission has already granted ACE authority to enter into these hedge agreements under the Prior Orders.

         E.  SERVICING AGREEMENT.

                  ACE will act as the servicer of the bondable transition property and will assess the transition bond charge on its customers bills. ACE will calculate the transition bond charge based on the total amount required to be billed to customers in order to enhance the likelihood that transition bond charge collections, including any amounts on deposit in the reserve subaccount, are neither more nor less than the amount necessary to make timely payments of principal of and interest on the transition bonds and the other amounts required to be paid by the Special Purpose Issuer. The BPU is required to make periodic adjustments to the transition bond charge upon petition by ACE, as servicer, or the Special Purpose Issuer, to ensure receipt of revenues sufficient to recover all ongoing transaction costs. ACE, as servicer, will petition the BPU to approve such adjustments in the transition bond charge as are required to make up for any shortfall or excess in transition bond charge collections.

                  The Special Purpose Issuer will pay the servicer the monthly servicing fee with respect to the transition bonds to the extent that the Special Purpose Issuer has funds available to pay this fee. The servicing fee will be allocated among all series of transition bonds. The servicing fee must be comparable to one negotiated at arm's length, which would be reasonable and sufficient for a similar, unaffiliated entity performing similar services. This rating agency requirement is meant to ensure that the Special Purpose Issuer will be able to operate independently, and if for any reason ACE could not continue to perform these services, a third-party servicer may be retained. This fee may not reflect ACE's actual costs of providing the related services and therefore may not meet the "at cost" requirements of Section 13(b) of the Act and Rules 90 and 91 thereunder. Thus, Applicants are seeking an exemption from these requirements.

                  As long as ACE acts as servicer, the monthly servicing fee will be one-twelfth of 0.10% per annum of the initial principal balance of all transition bonds issued. Under certain limited circumstances, the BPU may designate or approve a successor servicer. If a successor servicer is appointed, the servicing fee will be based on an amount approved by the BPU not to exceed a per annum rate equal to 1.25% of the initial principal balance of all transition bonds issued. Although not presently contemplated, ACE may subcontract some or all of its responsibilities as servicer to a third party.

         F.  ADMINISTRATION AGREEMENT.

                  ACE, CRPI or any successor entity, or another affiliate will provide administrative services for the Special Purpose Issuer pursuant to an administration agreement between the Special Purpose Issuer and the administrator. The Special Purpose Issuer will pay the administrator a market rate fee for performing these services. This fee may not reflect the administrator's actual costs of providing the related services and therefore may not meet the "at cost" requirements of Section 13(b) of the Act and Rules 90 and 91 thereunder. Thus, Applicants are seeking an exemption from these requirements.

         G.  USE OF PROCEEDS.

                  As required by the Competition Act, the Special Purpose Issuer will use the net proceeds from the issuance of the transition bonds to pay the expenses of issuance and to purchase the bondable transition property from ACE. ACE will use these proceeds solely for the purpose of reducing stranded costs through the refinancing or retirement of debt or equity or both, and/or to finance or refinance the cost of buying down and/or buying out long-term power purchase contracts from nonutility generators, and to pay related expenses.

         H.  HEDGING TRANSACTIONS.

                  The Special Purpose Issuer may enter into interest rate swaps, interest rate hedging programs, and credit enhancement arrangements to reduce interest rate and credit risks with respect to, and to facilitate the issuance of, the transition bonds.

         I. ACE'S OBLIGATION TO INDEMNIFY THE SPECIAL PURPOSE ISSUER AND THE TRUSTEE.

                  Under the sale agreement pursuant to which the bondable transition property is sold by ACE to the Special Purpose Issuer, subject to the limitations set forth below, ACE is obligated to indemnify the Special Purpose Issuer and the Trustee against:

         (a) any and all taxes, other than any taxes imposed on transition bondholders solely as a result of their ownership of transition bonds, that may at any time be imposed on or asserted against the Special Purpose Issuer and the Trustee under existing law as of the date of issuance of the transition bonds as a result of the sale and assignment of the bondable transition property by ACE to the Special Purpose Issuer, or the acquisition or holding of the bondable transition property by the Special Purpose Issuer, or the issuance and sale by the Special Purpose Issuer of the transition bonds, including any sales, general corporation, personal property, privilege or license taxes, but excluding any taxes imposed as a result of a failure of that person to properly withhold or remit taxes imposed with respect to payments on any transition bond;

         (b) any and all amounts of principal of and interest on the transition bonds not paid when due or when scheduled to be paid in accordance with their terms and the amount of any deposits to the Special Purpose Issuer required to have been made in accordance with the terms of the basic documents that are not made when so required, in either case as a result of ACE's breach of any of its representations, warranties or covenants contained in the sale agreement;

         (c) any and all liabilities, obligations, claims, actions, suits or payments of any kind whatsoever that may be imposed on or asserted against the Special Purpose Issuer or the Trustee other than any liabilities, obligations or claims for or payments of principal of or interest on the transition bonds, together with any reasonable costs and expenses incurred by that person, as a result of ACE's breach of any of its representations, warranties or covenants contained in the sale agreement; and

         (d) any and all liabilities, obligations, losses, damages, payments or expenses that result from:

                  (i) ACE's willful misconduct, bad faith or gross negligence in the performance of its duties under the sale agreement, or

                  (ii) ACE's reckless disregard of its obligations and duties under the sale agreement.

                  Notwithstanding the foregoing, ACE will not indemnify the Special Purpose Issuer or the Trustee on behalf of the transition bondholders as a result of any change in the law by legislative enactment or constitutional amendment or any reduction by the State of New Jersey of the bondable transition property or transition bond charges in breach of the pledge and agreement of the State of New Jersey under the Competition Act.

         J.  HOLDING COMPANY SYSTEM.

                  Issuance of the transition bonds will not unduly complicate Conectiv's holding company system, and the authority requested by ACE in this application/declaration is consistent with similar orders issued in West Penn Power Company, Holding Co. Act Release No. 27091, File No. 70-9469, (October 19,
1999); Central and South West Corporation, Holding Co. Act Release No. 27168, File No. 70-9107. (April 20, 2000); Connecticut Light and Power Company, Holding Co. Act Release No. 27319, File No. 70-9697 (Dec. 26, 2000) supplemented by Holding Co. Act Release No. 27364, File No. 70-9697 (March 23, 2001).

                  By order dated August 17, 2000, Holding Co. Act Release No. 27213, File No. 70-9095, (the "EWG Order"), the Commission authorized Conectiv to invest up to $350 million in Exempt Wholesale Generators ("EWGs"). As of March 31, 2001, Conectiv's investment in EWGs was $101.5 million, and Conectiv has complied with the requirements of the EWG Order. Additionally, there were no earnings attributable to EWG projects covered by the "EWG Project Limit," as defined in the EWG Order.

                  Conectiv's EWG investments have not negatively impacted Conectiv's financial health. Conectiv's consolidated retained earnings grew from ($27.1) million on March 31, 2000 to $60.8 million on March 31, 2001. Since the time the EWG Order was issued, the following rating agency action has taken place for Conectiv and its subsidiaries. On February 12, 2001, Moody's Investors Service ("Moody's") placed the debt ratings of Conectiv, except for its short-term debt rating, under review for possible upgrade. The Prime-2 "P-2" short-term debt rating was confirmed. In addition, Moody's took action on ACE, assigning a senior secured debt rating of A2, up from A3, raising the unsecured debt and issuer rating to A3 from Baa1, and raising the short term debt rating to Prime-1 "P-1" from Prime-2 "P-2". Moody's confirmed the debt ratings of Delmarva Power & Light Company, a Delaware corporation and wholly owned subsidiary of Conectiv ("Delmarva"). Lastly, on February 12, 2001, Standard & Poor's placed the credit ratings of Conectiv, ACE, and their other affiliates on CreditWatch with developing implications. The ratings of Delmarva were placed on CreditWatch with negative implications.

                            UNSECURED CREDIT RATINGS

                                  Delmarva Power &           Atlantic City
Agency         Conectiv            Light Company            Electric Company
Moody's         Baa1/P-2              A3/P-1                    A3/P-1
 S & P          BBB+/A-2              A-/A-1                   BBB+/A-2

                  None of the conditions described in paragraph (b) of Rule 53 exists. Conectiv's earnings per share and return on average common equity were $0.48 and 3.5%, respectively, for the quarter ending March 31, 2001, and $0.41 and 2.9%, respectively, for the quarter ending March 31, 2000.

                  As described in its Rule 24 Certificate for the quarter ending March 31, 2001, the market-to-book ratio of Conectiv's common stock was 1.66, and for Conectiv's Class A common stock was 1.53.

                  In Holding Co. Act Release No. 27111, File No. 70-9095, dated December 14, 1999, the Commission granted Conectiv authority to deviate from the Commission's traditional common equity ratio standard of 30% and allowed Conectiv to maintain a ratio of 20%. Applicants described the anticipated issuance of transition bonds in the applications for that order. See Post-Effective Amendment No. 11 to Form U-1, filed August 16, 2000 and Post-Effective Amendment No. 9 to Form U-1, filed December 9, 1999 in File No. 70-9095. Conectiv's common equity ratio as of March 31, 2001 was 26.1%. The issuance of $1.7 billion of transition bonds and the associated retirement of debt will drop Conectiv's common equity ratio to 22.2%. Assuming Conectiv has earnings growth comparable to historic growth in addition to the regularly scheduled amortization of principal on the Transition Bonds, Conectiv expects this ratio to rise above 30% by 2005. Alternatively, Conectiv estimates that the gain on the sale of generating assets to NRG Energy, Inc., expected to occur in 2001, and the subsequent retirement of debt with a portion of the proceeds will return Conectiv's common equity ratio to above 30%. The transition bonds will be serviced by the cash flows from the transition bond charges. Accordingly, while shown as debt on the consolidated financial statements of Conectiv, the transition bonds do not represent leverage in the classical sense that the 30% standard was intended to address. Excluding the transition bonds of $1.7 billion from the consolidated pro forma capital structure of Conectiv, the common equity ratio would be 32.7% after the associated retirement of debt and equity from the proceeds of the transition bonds.

                  ACE's common equity ratio as of March 31, 2001 was 34.2%. The issuance of $1.7 billion of transition bonds and the associated retirement of debt and equity will drop ACE's ratio to approximately 10.8%. Assuming ACE has earnings growth comparable to historic growth in addition to the regularly scheduled amortization of principal on the Transition Bonds, ACE expects this ratio to return to over 30% by 2011. It should be noted that the application submitted under Post-Effective Amendment No. 11 to Form U-1 in File No. 70-9095 contemplated an initial issuance of transition bonds in an amount less than 1.7 billion in calculating when ACE's common equity ratio would return to over 30%. The transition bonds will be serviced by the cash flows from the transition bond charges. Accordingly, while shown as debt on the consolidated financial statements of Conectiv, the transition bonds do not represent leverage in the classical sense that the 30% standard was intended to address. Excluding the transition bonds of $1.7 billion from the consolidated pro forma capital structure of ACE, the common equity ratio would be 34.8% after the associated retirement of debt and equity. See Post-Effective Amendment No. 11 to Form U-1, filed August 16, 2000 and Post-Effective Amendment No. 9 to Form U-1, filed December 9, 1999 in File No. 70-9095.

                  In File No.70-9655, it was stated that ACE's common equity ratio would drop to 23% following the issuance of the transition bonds. This calculation was based on an initial expectation of the amount of transition bonds to be issued. As detailed in Exhibit H-2, filed herewith under a request for confidential treatment, the authorization for the issuance of up to $1.7 billion of transition bonds as requested herein, includes recovery of stranded costs yet to be determined in excess of the initial expectation stated in File No. 70-9655. It is essential that ACE have the flexibility to quickly access financing in order to monetize and recover these yet to be determined generation related stranded costs. Delays in obtaining future authorizations under the Act for such financing would cause delays in monetizing and recovering these yet to be determined stranded costs. Therefore, the applicants have included a request for the maximum amount of transition bonds in this filing.

                  Both Conectiv and ACE's consolidated pro forma long-term debt includes the issuance of $1.7 billion of transition bonds. Such issuance does not adversely affect their respective cash flows. The transition bonds will be separately rated by credit rating agencies. The transition bonds will not impact Conectiv or ACE's credit ratings. The credit rating agencies recognize that the transition bonds will be serviced by the transition bond charge approved by the BPU and, therefore, are independent of Conectiv or ACE's credit. Bonds similar to these transition bonds that have been issued by other utility companies have been rated AAA. It is expected that an AAA rating will be achieved for the transition bonds to be issued by ACE Transition Funding.

         Should the merger be consummated as intended, the financial health of the new ultimate parent company would not be negatively impacted by the issuance of the transition bonds.


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
ITEM 2.  FEES, COMMISSIONS AND EXPENSES.

                  ACE estimates that through the issuance of the transition bonds, it will incur $25 million in legal, financial, and other transaction related fees. These fees represent 1.5% of the total value of the bonds, a ratio that is within the same range of other securitization transactions. See West Penn Power Company, Holding Co. Act Release 27091, File No. 70-9469, (October 19, 1999) (authorizing fees of $2,076,260 for issuance of $600,000,000 in transition bonds, 0.3%); Central and South West Corporation, Holding Co. Act Release No. 27168, File No. 70-9107, (April 20, 2000) (authorizing fees of $19,288,000 for issuance of $797,400,000 in transition bonds, 2.4%); Connecticut Light and Power Company, Holding Co. Act Release No. 27319, File No. 70-9697, (Dec. 26, 2000) supplemented by Holding Co. Act Release No. 27364 (March 23,
2001) (authorizing fees of $28,000,000 for issuance of $2,462,000 by three entities, 1.2%).

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.

                  Sections 6(a), 7, 9, 10, 12(b), 12(f), 12(g) and 13(b) and
Rules 42, 43, 44, 45, 54, 90 and 91 thereunder govern the proposed transaction. To the extent the Commission believes other sections or rules are applicable to the proposed transaction, Applicants deem that they be included in this item.

ITEM 4.  REGULATORY APPROVAL.

                  The proposed securitization is subject only to the approval of the BPU. ACE's applications to the BPU are described in Item 1.D.

ITEM 5.  PROCEDURE.

                  Applicants hereby request that there be no hearing on this application/declaration and that the Commission issue its order as soon as practicable. Applicants also respectfully request that the Commission issue and publish the requisite notice under Rule 23 with respect to the filing of this application/declaration not later than August 20, 2001, such notice to specify a date not later than September 14, 2001, by which comments may be entered and a date not later than October 1, 2001, as the date on which an order of the Commission granting and permitting the application/declaration to become effective may be entered by the Commission.

                  Applicants hereby: (i) waive a recommended decision by a hearing officer; (ii) waive a recommended decision by any other responsible officer or the Commission; (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision; and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.


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
ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.

Exhibits

A-1 Membership Agreement of the Special Purpose Issuer (to be filed by amendment)

A-2 Registration Statement on Form S-3 (incorporated by reference to Form S-3, File No. No.333-59558, filed on April 26, 2001)

B-1      Form of Sale Agreement (to be filed by amendment)

B-2      Form of Servicing Agreement (to be filed by amendment)

B-3      Form of Administration Agreement (to be filed by amendment)

D-1      Application before the BPU (to be filed by amendment)

D-2      Order of the BPU (to be filed by amendment)

F-1      Opinion of Counsel (to be filed by amendment)

F-2      Past-Tense Opinion of Counsel (to be filed by amendment)

H-1      Proposed Form of Notice (filed herewith)

H-2 Estimated Stranded Costs (to be filed under a request for confidential treatment)

Financial Statements

FS-1 Conectiv's Consolidated Balance Sheet for the quarter ended March 31, 2001 (incorporated by reference to Form 10-Q, File No. 1-13895, filed on May 10, 2001)

FS-2 Conectiv's Consolidated Statements of Income for the quarter ended March 31, 2001 (incorporated by reference to Form 10-Q, File No. 1-13895, filed on May 10, 2001)

FS-3 Conectiv's Condensed Consolidated Statements of Income for the year ended December 31, 2000 (incorporated by reference to Form 10-K, File No. 1-13895, filed on March 15, 2001)

FS-4 Atlantic City Electric's Consolidated Balance Sheet for the quarter ended March 31, 2001 (incorporated by reference to Form 10-Q, File No. 1-3559, filed on May 14, 2001)

FS-5 Atlantic City Electric's Consolidated Statements of Income for the quarter ended March 31, 2001 (incorporated by reference to Form 10-Q, File No. 1-3559, filed on May 14, 2001)


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
FS-6 Atlantic City Electric's Consolidated Statements of Income for the year ended December 31, 2000 (incorporated by reference to Form 10-K, File No. 13559, filed on April 2, 2001)

FS-7 Conectiv's Pro Forma Consolidated Balance Sheet for the quarter ended March 31, 2001 (filed herewith)

FS-8 Conectiv's Pro Forma Consolidated Statements of Income for the 12 months ended March 31, 2001 (filed herewith)

FS-9 Atlantic City Electric's Pro Forma Consolidated Balance Sheet for the quarter ended March 31, 2001 (filed herewith)

FS-10 Atlantic City Electric's Pro Forma Consolidated Statements of Income for the 12 months ended March 31, 2001 (filed herewith)

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.

                  This application/declaration and the proposed transactions do not involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this application/declaration will not result in changes in the operation of the company that will have an impact on the environment. Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this application/declaration.


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
                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this application/declaration to be signed on their behalf by the undersigned thereunto duly authorized. The signature of the applicants, through the undersigned, is restricted to the information contained in this application/declaration which is pertinent to the instant application/declaration.


                                       Conectiv
                                       Atlantic City Electric Company

                                       /s/ Philip S. Reese

                                       Name: Philip S. Reese
                                       Title: Vice President and Treasurer

June 18, 2001


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